                                                               Exhibit 99.(c)(6)



                         ------------------------------

                                  BASE CASE DCF
                              VALUATION ASSUMPTIONS
                         ------------------------------


                                   RELATING TO

                                (KING POWER LOGO)


                            KING POWER INTERNATIONAL
                               GROUP CO., LIMITED



                                   (CLSA LOGO)




                                 21 AUGUST 2001

INTRODUCTION

Using the discounted cash flow ("DCF") technique, CLSA has prepared four base case valuations as follows:

i)      King Power Duty Free Co., Ltd ("KPD")
ii)     King Power Tax Free Co., Ltd ("KPT")
iii)    King Power International Group (Thailand) Co., Ltd ("KPG_T")
iv)     King Power International Group (US) Co., Ltd ("KPG_US")

As a basis, CLSA has prepared the DCF valuations using the Company's projections, Airport Authority of Thailand (AAT) statistics, and CLSA in-house views relating to current and projected positioning of the Company.

1.0  ASSUMPTIONS RELATING TO KING POWER DUTY FREE & KING POWER TAX FREE

1.1 The Company's projections ignore the new international airport (Swanapoom) in its projections. If we are to assume that the new airport is being ignored, then the following is implied:

     o    no higher traffic as a result of the new airport
     o    no cost increases as a result of relocation
     o    the airport will have the same area capacity

1.2 In accordance with GAAP regulations, CLSA has accepted the depreciation methodology for property, plant & equipment.

1.3 The following interest rates have been applied to interest revenue going forward:

     o    Saving              : 0.5 % p.a. at current interest rate
     o    Fixed deposit       : 2% p.a. at current interest rate
     o    Related company     : 2% p.a. at current interest rate

1.4 The following interest rates have been applied to interest expense going forward:

     o O/D: 9%, based on the average MOR of Thai banks and foreign bank branches in Thailand + 1% for 2001. For 2002 - 2010, the MOR applied is 8.0%.
     o Short term loan: 6.8% (2001), 6.5% 2002-2010, based on the average Marginal Lending Rate (MLR) of Thai banks and foreign bank branches, coupled with our regional economic view based on current exchange rates
     o    Long term loan: 8.0%, current long-term loan interest rate
     o Trust receipt: 9.5% at current interest rate, which is based on either SIBOR + 3.5%, or MOR + 1.5%.

1.5  Exchange rate policy

CLSA has made no amendments to the exchange rate policy:

     o All purchases are made in Thai Baht in order to prevent uncertainty in exchange rate movements.
     o Revenue that is derived in foreign currency is converted immediately to Thai Baht.
     o Exchange rate at selling points is 1.5% lower than the bank exchange rate, based on the assumption that approximately 15% of revenues are derived in foreign currencies.

The Income Statement, Balance Sheet and schedules that support the DCF valuation are all expressed in Thai Baht. The DCF value is then converted at 46.3 Baht/USD exchange rate, based on the CLSA Average exchange rate projected for 2001.

1.7  Capital Expenditure (CAPEX)

     Capex assumptions as a proportion of Gross Revenues for KPD:

--------------------------------------------------------------------------------
2001     2002    2003    2004    2005    2006    2007    2008    2009    2010
--------------------------------------------------------------------------------
2.8      1.5     1.5     1.5     1.5     1.5     1.5     1.5      1.5     1.5
--------------------------------------------------------------------------------

     CLSA has also amended the KPT's assumptions relating to Capex:

     o 2001 to 2010: CLSA has applied a static Capex rate of 1.5% of Gross Revenues.

1.8  Working Capital Assumption

     For the purposes of the DCF, CLSA has calculated the Working Capital movement for the projection period, based on the Balance Sheet as it currently stands. CLSA has adopted the assumption that working capital includes the following:

     o    inventories
     o    current payables & receivables
     o    trade receivables from related companies
     o    prepaid expenses
     o    management fees payable to related companies
     o    accrued concession fees
     o    accrued expenses

-----------------------------------------------------------------------------------------------------
                                KING POWER DUTY FREE                KING POWER TAX FREE
-----------------------------------------------------------------------------------------------------
1.9  REVENUE GROWTH        2001: 11%             2006: 4%       2001: 6%             2006: 4%
     RATES                 2002: 38%             2007: 4%       2002: 2%             2007: 4%
                           2003: 2%              2008: 4%       2003: 3%             2008: 4%
                           2004: 3%              2009: 5%       2004: 3%             2009: 5%
                           2005: 3%              2010: 5%       2005: 3%             2010: 5%
-----------------------------------------------------------------------------------------------------
1.10 DISCOUNTS APPLIED     o  moving average of prior year      o  KPD has applied a discount of
                              discounts: static 11.33% of          5.5% of gross sales from 2001 -
                              gross sales from 2001 - 2010.        2010. After discussions with
                                                                   the Company and review of the
                                                                   historical discounts applied,
                                                                   CLSA has applied the Company's
                                                                   assumption.
-----------------------------------------------------------------------------------------------------
1.11 COST OF SALES         o  KPD has assumed a Cost of         o  KPD has assumed a Cost of
                              Sales margin of 46.16% to            Sales margin of 42% to
                              gross revenue from 2001 -            gross revenue from 2001 -
                              2010, based on 1st Quarter 2001      2010, based on 1st Quarter
                              data. CLSA has applied the           2001 data. CLSA has applied
                              Company's projection from            a 40% margin for the projection
                              2001 - 2010                          period, consistent with historical
                                                                   results and comparable companies.
-----------------------------------------------------------------------------------------------------
1.12 FREIGHT, SHIPPING     o  freight, shipping and             o  Assumes no fee freight, shipping
     & INSURANCE FEES         insurance fees equate to             and insurance charges for the
                              0.73% of sales from 2001             projection period since most
                              - 2010                               of the merchandise is purchased
                                                                   domestically.
-----------------------------------------------------------------------------------------------------
1.13 CONCESSION FEES       2001: 15.0%           2006: 17.0%    2001: 30.6%          2006: 32.0%
     TO GROSS REVENUES     2002: 16.5%           2007: 17.1%    2002: 31.7%          2007: 32.0%
                           2003: 16.6%           2008: 17.1%    2003: 31.0%          2008: 32.0%
                           2004: 16.7%           2009: 17.1%    2004: 31.0%          2009: 32.0%
                           2005: 17.0%           2010: 17.1%    2005: 32.0%          2010: 32.0%
-----------------------------------------------------------------------------------------------------
1.14 SELLING, GENERAL &    CLSA has applied KPD's               CLSA has applied KPT's
     ADMINISTRATION        assumptions relating to SG&A,        assumptions relating to SG&A,
     EXPENSES (SG & A)     with the exception to the            with the exception to the
                           following macro-adjustments:         following macro-adjustments:

                           Historically, SG&A margins           Historically, SG&A margins
                           (ex-depreciation) have ranged        (ex-depreciation) have ranged
                           between 18.0% and 27.4%.             between 23.0% and 31%.
                           Projecting forward, KPD has          Projecting forward, KPT has
                           applied aggressive margins,          applied aggressive margins thus
                           thus CLSA has applied a SG&A         CLSA has applied a SG&A range
                           range between 18.9% to 19.8%         between 22.6% to 27.9% for the
                           for the projection period.           projection period.
-----------------------------------------------------------------------------------------------------

1.15 The following assumptions relate to the Balance Sheet of KPD:

     o trade accounts receivable is 0.25% of gross revenues, which is comparable to historic results.
     o trade accounts receivable from related parties is stable during the projection period.
     o the lead-time for refundable VAT is 4-months, according to the Revenue Department's refund rate policy.
     o    no payment of loans from related parties during the projection period.
     o    inventory turnover is approximately 120 days.
     o no payment of interest receivable to related companies is made during the projection period.
     o trust receipt is 3.5 months, which is consistent with historic results.
     o trade accounts payable is approximately 60 days, which is comparable with historic results.
     o    no payment of management fee during the projection period.
     o    no payment of loan from directors during the projection period.
     o    other accrued expense is 2.5% of SG&A.
     o the long-term loan is paid according to the installment plan, with the assumption that no further loan facilities will be required.

1.16 The following assumptions relate to the Balance Sheet of KPT:

     o trade accounts receivable is 0.25% of net revenues, which is consistent with historic results.
     o trade accounts receivable from related parties is stable during the projection period.
     o    no receipt of management fee receivable during the projection period.
     o refundable VAT is 4-months, which is consistent with the Revenue Department's refund rate.
     o    loan from related parties is not reduced during the projection period.
     o    inventory turnover equates to approximately 5 months.
     o no reduction in the trade accounts payable to related parties during the projection period.
     o no reduction of loan from related parties during the projection period.
     o the Company will does not propose to pay a dividend during the projection period.

1.17 As a result of the advice from Smith, Gray, Boyer & Daniel (US Taxation Accountants), CLSA has applied the Thai corporate tax rate of 30% to the pre-tax income of KPD (all other entities are loss-making entities going forward). The following is an extract from the US Taxation Accountants determination:

     "KPG(US) does not pay any US income tax on the earnings of its foreign subsidiaries unless the earnings of those subsidiaries are paid to KPG(US) in the form of actual or deemed dividends or other forms of income (such as management fees). KPG(US) has not historically provided, and has not been required to provide, for any US income tax on these subsidiary earnings because management has not intended to pay and, in fact, has not paid any dividends in excess of actual expenses (other than the unfortunate situation with the inter-company advances in 1998 which created some deemed dividends).

     The only tax provision on the earnings of the subsidiaries that has been made in the consolidated financial statements has been for Thai income tax. KPG(US) has a net operating loss carrying forward at the current time.

     If equity in earnings are going to be paid to KPG(US) in the form of dividends, then US taxes will have to be provided. If not then only to the extent that dividends are actually declared and paid will any tax be due. KPG(US) net income after expenses would be subject to a net 2% Alternative Minimum Tax. This should be the maximum effective tax rate applicable in the US, assuming that all income is generated in Thailand and subject to both the 30% Thai tax on the subsidiary earnings and to the 10% dividend tax on dividends paid to KPG(US)."

     Source: Smith, Gray & Daniel, 26 June 2001

2.0  KING POWER INTERNATIONAL GROUP (THAILAND) CO., LIMITED [KPG(T)]

     KPG(T) is an unlisted Thai corporate, which in essence, is dormant. Based on our due diligence, we have confirmed that there is no income in this entity, nor has any income been projected over the 10-year period. However, we note that historically there has been some immaterial travelling expenses allocated to this Company.

     In establishing a base case valuation, CLSA has treated KPG(T) as a separate entity, and as such, built a separate discounted cash flow.

     We also note that we have discussed the history of this entity with KPG, and have verified the projections going forward.

3.0  KING POWER INTERNATIONAL GROUP (US) CO., LIMITED [KPG(US)]

     KPG(US) is the US listed holding Company. Based on our due diligence, we have confirmed that this entity derives income in the form of "earnings in equity". All net income, after minority interests, is distributed to this entity (accounting distribution).

     In establishing a base case valuation, CLSA has treated KPG(US) as a separate entity, and as such, built a separate DCF. We note that the earnings in equity have been removed from the DCF, as the net income has already been accounted in the subsidiaries.

     We have discussed the history of this entity with KPG, and have verified the projections going forward.

4.0  OTHER VALUATION ISSUES

4.1  Dividends

     KPG advised CLSA on 3 July 2001, the following:

     o a dividend is proposed to be paid from KPD, to the shareholders (AAT 5% and KPG(US) 95%) o a directors meeting will be convened on 20 July 2001 to vote and pass the necessary resolution to authorise the proposed dividend.
     o    if authorised, the dividend will be declared in August or September
          2001
     o the amount of the dividend will be 100 million Baht (approx. US$2.16 mil)

     Based on the above, CLSA has not factored in the dividend into the base case valuation as the payment of the dividend has not been passed by a board resolution. Furthermore, we have been advised that there will be no cash effect on the DCF should the dividend be proposed and payable, as the transaction will be a non-cash transaction.

4.2  Discount Rate

     CLSA has determined a weighted-average cost of capital (WACC). The concept underlying the WACC is that it represents the minimum required rate of return on its assets which services both the debt and equity holders, or provides them with their required rate of return.

     ---------------------------------------------------------------------------
     THE WACC WAS DERIVED AS FOLLOWS:

     Ke(E/V) + (1-Tc)(D/V)Kd
     ---------------------------------------------------------------------------

a)   The Cost of Equity Capital (Ke)

     CLSA has adopted a Capital Asset Pricing Model (CAPM) for the purposes of calculating the Ke. The CAPM establishes the cost of equity capital in a stock market context, as the expected rate of return for a particular stock market security. The model states that the expected return on a security is equivalent to the risk free rate plus a premium for relative risk.

     In theory, the application of the CAPM is only applicable should the market be an efficient market. An efficient market for securities exists when market prices reflect all available public information about the economy, the financial markets, specific industries and specific companies. If the market is efficient, the market should adjust quickly to any new information. As a result, security prices fluctuate randomly around their intrinsic value.

     As such, we believe that the CAPM is not relevant, as the Thai market is not an efficient market. Therefore, using a Thai risk free rate will be inaccurate for the purposes of calculating the cost of equity. We suggest that the risk free rate would closely correlate with the risk-free rate of an equivalent US Treasury bond, plus an adjustment for interest and exchange rate parity.

     ---------------------------------------------------------------------------
     THE COST OF EQUITY CAPITAL IS DERIVED AS FOLLOWS:

     Ke = Rf + beta (Rm - Rf)
     ---------------------------------------------------------------------------

     Rf = risk free rate on US 10-year treasury bonds plus a yield spread between the US & Thai treasury bonds

     US treasury bonds:                  5.10%
     Thai bond spread over US bond:      1.40%
                                         -----
     Risk Free Rate                      6.50%
                                         -----

     Beta = based on observed beta of comparable companies = 0.89

     --------------------------------------------------
                                            OBSERVED
     COMPANY                                  BETA
     --------------------------------------------------
     PT Sona Topas Tourism Industry           1.18
     MISR Duty Free                           0.00
     Bahrain Duty Free Complex                0.00
     Siam Makro Public Co Limited             0.66
     Courts (Singapore) Limited               0.81
     Beijing Capital International Airport    0.67
     Malaysia Airports Holdings Berhad        0.92
     Brandselite International Corporation    0.66
     Sriwani Holdings                         1.30
     --------------------------------------------------
     AVERAGE OF COMPARABLES                   0.89
     --------------------------------------------------

b)   Cost of Debt (Kd)

     Kd will be equal to the implied interest rate (post-tax). The implied interest rate was calculated from the implied interest expense against debt. The implied interest expense is essentially the debt multiplied by the risk free rate plus debt premium. The debt premium is estimated by reference to the implied EBITDA interest cover to an appropriate bond rating from which an appropriate spread can be determined. To determine with the spread above/below Thai sovereign debt for King Power debt, we used the Standard & Poor's rating as it relates to implied interest cover.

     King Power's consolidated EBITDA as at 30 June 2001 of US$3,833,799 yields an implied EBITDA interest cover of 6.29 which implies an S&P bond rating of between "AA" an "A+", with an implied spread of 0.33%.

     Implied cost of debt (Kd) = 6.50% + 0.33%
                               = 6.83%

c)   Weighted Average Cost of Capital (WACC)

     Based on 30 June 2001 Audited Results:

     Total Assets:                 US$52.415 million
     Total Liabilities:            US$34.259 million
     Total Monetary Liabilities:   US$17.513 million
     Total Monetary Assets:        US$ 9.672 million
     Net Monetary Assets:          US$ 7.841 million

     V = Firm Value:  Monetary Debt + Market Capitalisation*
                      US$7.841 million + US$33.8175 million
                      US$41.6585 MILLION

     * market cap is based on the 60 day average share price prior to 21 August 2001

     E/V =            33.8175/41.6585       = 0.811779109
     D/V =            7.841/41.6585         = 0.188220891

     WACC = 13.2% x 0.811779109 + (1 - 30%)(0.188220891) x 6.83%

     WACC = 11.625%

4.3  Terminal Value

     A business may continue for a finite period (E.g. A mining business) or it may continue indefinitely. Where a business continues indefinitely, it is appropriate to apply a terminal value that accrues after the end of the forecast period.

     To calculate the terminal value, CLSA has adopted the 'perpetuity' method, in so far as it recognises future potential growth beyond the forecast period. For the purposes of the base case valuation, the formula applied is as follows:

     ---------------------------------------------------------------------------
     TERMINAL VALUE:

        CASH FLOW IN YEAR 10
     ---------------------------
     DISCOUNT RATE - GROWTH RATE     X     DISCOUNT FACTOR IN YEAR 10
     ---------------------------------------------------------------------------

     This formula is based on the assumption that the KPG companies will continue to grow beyond the forecast period. The growth rate used is equivalent to the GDP growth of the domestic economy.

     CLSA does note however, that if management perceives that by year 10 that the business(s) have reached a mature level, and beyond 2010, growth will be stable, then an assumption of lower growth can be inserted for the terminal value computation. Such an assumption will result in a lower overall DCF value. CLSA has applied the following growth assumptions:

     o    KPD: 2.4%, based on the projected GDP growth
     o KPT: 2.4% based on the premise that the entity is maintained for competitive reasons

     CLSA has not applied a terminal value to the KPG(T) and KPG(US) entities, based on the grounds that these entities are dormant entities and will continue to be dormant beyond the projection period.

4.4  Business Uncertainties

     CLSA received a representation from management relating to the operational risks facing the King Power group. More specifically, these risks include:

     - the loss of revenue due to the completion of the New Bangkok International Airport
     -    the possible loss/reduction in concession licence agreement for KPD

     Management of KPG has issued the following opinion:

     o    the new airport will definitely be built
     o the construction of the new airport should be completed and opened by no later than the end of April 2004
     o the duty free business in the new airport will be granted to various concessionaires
     o it is likely that KPG will face strong competition with both local and foreign operators in the duty free business.

4.5  Sensitivity Analysis

     Base Case DCF Valuation:

     o 10-year cash flow has been prepared on the basis that the business will continue to operate as a going concern over the projection period, and that the concessions will be renewed as they have been in the past
     o there has been no reflection of the new airport or inherent uncertainty of the concession agreements
     o the WACC applied to discount the future free net cash flows is consistent throughout the projection period

     o the beta applied in calculating the cost of equity capital is also consistent, based on the average of comparable emerging market companies

     Worst Case DCF Valuation:

     o 10-year cash flow has been prepared on the basis that the business will continue to operate as a going concern over the projection period, and that the concessions will be renewed as they have been in the past
     o to reflect the incumbent new airport and the inherent uncertainty over the KPD concession licences, the discount rate has been adjusted to incorporate the relative risk that the group may face. Therefore, the WACC is adjusted from 2005 - 2010. The beta is amended from 0.89 to 1.00, to reflect the risk of a dramatic downturn in the future business performance.
     o CLSA has reviewed the impact of a change of airport in emerging markets. The applied beta of 1.0 reflects the increased risk, as being the highest beta of comparable companies.
     o the enterprise values of KPT, KPG(US) and KPG(T) have remained the same as the base case enterprise valuation. The reason being that a new airport will affect KPD and its concession licences, whereas KPT is independent of the new airport and is a loss making entity during the projection period

     Best Case DCF Valuation:

     o 10-year cash flow has been prepared on the basis that the business will continue to operate as a going concern over the projection period, and that the concessions will be renewed as they have been in the past
     o to reflect the opening of the new airport, and to assume that KPG will still operate in its capacity as a premier duty free operator in Thailand, and will benefit from the opening and operation of the new airport
     o the beta is amended to reflect the observed market beta (0.79) since the Company was listed on the AMEX.

Based on these assumptions, CLSA has identified the following preliminary equity value range for the King Power Group:

-------------------------------------------------------------------------------------------------
                                            WORST CASE          BASE CASE          BEST CASE
                                               USD                 USD                 USD
-------------------------------------------------------------------------------------------------
King Power Duty Free Co.,                   61,139,846          65,190,996          69,725,529
Less: Monetary Debts Attributable          (16,751,028)        (16,751,028)        (16,751,028)
Add: Monetary Assets Attributable            8,435,703           8,435,703           8,435,703
-------------------------------------------------------------------------------------------------
Entity DCF Value                            52,824,521          56,875,671          61,410,204
-------------------------------------------------------------------------------------------------
IMPLIED EQUITY VALUE OF KPD                 50,183,163          54,031,745          58,339,540
-------------------------------------------------------------------------------------------------
King Power Tax Free Co.,                   (21,172,918)        (21,172,918)        (23,325,470)
Less: Monetary Debts Attributable             (761,792)           (761,792)           (761,792)
Add: Monetary Assets Attributable            1,236,464           1,236,464           1,236,464
-------------------------------------------------------------------------------------------------
Entity DCF Value                           (20,832,662)        (20,832,662)        (22,850,798)
-------------------------------------------------------------------------------------------------
IMPLIED EQUITY VALUE OF KPT                (20,832,245)        (20,832,245)        (22,850,752)
-------------------------------------------------------------------------------------------------
IMPLIED EQUITY VALUE OF KPG (US)            (2,172,918)         (2,172,918)         (2,233,451)
-------------------------------------------------------------------------------------------------
Entity DCF Value of KPG(T)                     (25,736)            (25,736)            (26,040)
-------------------------------------------------------------------------------------------------
IMPLIED EQUITY VALUE OF KPG(T)                 (25,718)            (25,718)            (26,022)
-------------------------------------------------------------------------------------------------
TOTAL IMPLIED EQUITY VALUE                  27,152,282          31,000,865          33,229,315
-------------------------------------------------------------------------------------------------
EQUITY VALUATION PER SHARE                        1.34                1.53                1.64
-------------------------------------------------------------------------------------------------
EQUITY VALUATION PER SHARE (MEDIAN)                                                      1.485
EQUITY VALUATION PER SHARE (MEAN)                                                        1.503
-------------------------------------------------------------------------------------------------

WE NOTE, THAT THE IMPLIED EQUITY VALUE MEANS THE EQUITY VALUE AFTER MAKING THE NECESSARY ADJUSTMENTS TO ACCOUNT FOR KPG(US)'S OWNERSHIP INTEREST.

     The above equity value range is subject to the finalisation of the CLSA Fairness Opinion. The following may result in the amendment of the above analysis:

     o adjustments arising from the latest practicable date, such as change in market capitalisation, and the change in the outstanding monetary debt as at the latest practicable date
     o    CLSA & KPG management discussions